Shearman & Sterling LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069 WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

November 2, 2015

thomas.majewski@shearman.com
(212) 848-7182

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard Funds Trust

Ladies and Gentlemen:

We are filing today via EDGAR the initial Registration Statement for the Miller/Howard Funds Trust (the “Trust”) on Form N-1A on behalf of the Trust.  We are also filing today the Trust’s Form N-8A.  The Trust currently contains two Series, the Miller/Howard Income-Equity Fund and the Miller/Howard Drill Bit to Burner Tip® Fund.

No fees are required in connection with this filing.

 If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (212)-848-7182.

Very truly yours,

/s/ Thomas M.  Majewski

Thomas M. Majewski